ASANKO GOLD REFINES SCOPE OF PHASE 2 DEFINITIVE FEASIBILITY STUDY

Highlights:

- Phase 1 excess plant capacity provides optionality for Phase 2 development, DFS to provide for a staged construction scenario
- First Stage: Phase 2A
  - Develop Esaase pit and mine 2Mtpa oxide ores only, build overland conveyor and expand capacity of existing processing facility up to 5Mtpa
  - Treatment of both Nkran fresh ore and Esaase oxide ore through the existing expanded CIL plant
  - Targeting ±280,000 ounces/pa over life of mine from Phase 1 and Phase 2A commencing Q4 2018
  - Capital cost[1] estimated between US$100 to US$125 million, financed from cash flow
  - Investment decision expected Q4 2016
- Second stage - Phase 2B
  - Expand Esaase pit and mine oxide and fresh ores and convey to existing processing facility
  - Install additional milling circuit and flotation plant to expand processing facility to 10Mtpa
  - Targeting total ± 480,000 ounces/pa over life of mine for Asanko Gold Mine
  - Capital cost[1] estimated circa US$150 to 170 million, financed from cash flow
- Successful public hearing clears way for final stages of permitting of both stages of Phase 2
- DFS, including modified scope, on track for publication in Q3 2016

Vancouver, British Columbia, May 2, 2016 – Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE MKT: AKG) is pleased to provide an update on the Phase 2 Definitive Feasibility Study ("DFS") for its flagship project, the Asanko Gold Mine in Ghana, West Africa. The DFS was initiated following a positive Pre-Feasibility Study ("PFS") released in May 2015.

Phase 2 Pre-Feasibility Study

The PFS envisioned integrating the Esaase deposit with Phase 1 to create one large, multi-pit mine and expanding the existing processing facilities to produce an average of 411,000 ounces of gold per annum ("pa") over a 10.5 year Life of Mine ("LoM") from 2018. The ore would be mined and crushed at Esaase and then conveyed to the expanded Phase 1 processing facility, which would include an upgrade to the CIL circuit with two extra tanks to increase capacity from 3Mtpa to 3.8Mtpa and the addition of a 5Mtpa flotation plant.

Opportunity for Staged Capital Development

Following the successful commissioning of Phase 1 in Q1 2016, the process plant has demonstrated the ability to operate at greater than 110% of the 3Mtpa design (see news release dated April 6, 2016). This has presented an opportunity to take advantage of the Esaase oxide ore (representing approximately 37% of Esaase reserves) which are well suited to processing through the CIL circuit. Therefore the scope of the

---

[1] Based on Phase 2 PFS published on SEDAR June 29, 2015

Phase 2 DFS has been modified to include a two-stage approach for the integration of the Esaase deposit with Phase 1:

- Phase 2A: development of the Esaase pit, mining up to 2Mtpa of oxide ores and construction of the conveyor to provide the additional ore to process up to 5Mtpa through the existing CIL circuit, which will be upgraded; and
- Phase 2B: mining of both Esaase oxide and fresh ores and expansion of the processing facilities to include the addition of a 5Mtpa flotation plant to bring the total processing capacity up to 10Mtpa.

Peter Breese, President and CEO, said: "*The successful ramp-up of the Phase 1 processing facility and the additional excess mill capacity has led us to re-think our approach for Phase 2. With a hungry mill and a CIL circuit that can be cost effectively upgraded, we believe staging the development of Esaase is a smarter option that we can fund out of cash flow whilst maintaining our strong balance sheet.*

By focusing on mining just the Esaase oxides initially, which will utilize the mill's spare capacity, we can increase gold production by nearly 50%, thereby reducing our unit cost of production and significantly improving cash flow.

With Esaase about two years away from production, we will look to advance development of the satellite pits as well as continue our near-mine exploration program to find additional resources to keep the mill full until Esaase is brought online."

Overview of Phase 2A

The Esaase deposit contains 60.3Mt of Proven and Probable Mineral Reserves[2] of which approximately 23Mt are oxide and transition ores. Phase 2A will develop the Esaase pit, mining the oxide portion of the Mineral Reserve to provide an additional 2Mtpa of material which will be blended with 3Mtpa of the Nkran fresh ore and processed through the existing processing facility, which will be upgraded.

Development will include construction of mining and crushing infrastructure and a 27km overland conveyor belt to transport the ore to the existing processing facility. Brownfield modifications will upgrade the existing processing plant capacity from 3Mtpa up to 5Mtpa. The upgrades to the processing facility that were originally envisioned to expand capacity from 3Mtpa to 3.8 Mtpa in the PFS are now expected to increase production levels up to 5Mtpa. The extent and cost of the modifications will be detailed in the DFS. Additional metallurgical test work, undertaken at ALS laboratories in Perth, Australia, together with operational experience gained from Phase 1 to date has confirmed that metallurgical recovery from blending of the Esaase oxide and Nkran fresh ores will be in-line with the PFS recovery estimates of approximately 90.9%[2].

Based on the PFS capital cost estimate and mine plan, Phase 2A is expected to take approximately 21 months for detailed design and construction at a capital cost of approximately US$100 – 125 million[2]. Production of over 280,000 ounces/pa is targeted to commence in Q4 2018. The increase in production by approximately 47% is expected to improve the overall unit operating costs as the fixed cost of operations is spread over a larger production base. The operating and capital cost estimates are currently being updated as part of the DFS, which is due in Q3 2016.

Based on the current gold price environment, the Company is forecasting that it should be able to fund construction of Phase 2A from the cash flow from the existing operations.

[2] Based on Phase 2 PFS published on SEDAR June 29, 2015

Overview of Phase 2B
The second stage of the project, Phase 2B, will expand the mining operation to mine both Esaase oxide and fresh ores and expand the processing facility with the construction of an additional 5Mtpa milling and flotation plant for the exclusive processing of Esaase fresh ores. Production is expected to exceed 480,000 ounces/pa from 2022 onwards, with total processing capacity of 10Mtpa (3Mtpa from Nkran and 7Mtpa from Esaase).

The capital cost is expected to be approximately US$150 - 170 million[3] and development of Phase 2B development will be staggered so that the capital cost will be funded from cash flow.

Permitting
A Phase 2 Environmental Impact Assessment ("EIA") was submitted to the Ghanaian Environmental Protection Agency ("EPA") in June 2015 based on the revised scope for development of the Esaase project from a stand-alone operation.

A Scoping Report and a draft Terms of Reference for the revised project proposal was prepared and submitted to the EPA in August 2015. Following extensive stakeholder engagement, the Company has obtained the necessary support of local stakeholders. This support was formalized in a Public Hearing held by the EPA on April 19, 2016 at which the local stakeholders expressed their desire for Phase 2 to proceed.

A final Environment Impact Statement ("EIS") is now being prepared and following submission and review, the Company expects to receive its Environment Permit to start construction of Phase 2A in Q4 2016.

Key Milestones and Timelines:

Complete Phase 2 DFS	Q3 2016
Receive Environmental Permit	Q4 2016
Investment Decision on Phase 2A	Q4 2016
Start detail design and Construction	Q1 2017
Phase 2A complete	Q4 2018

Enquiries:
For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Wayne Drier - Executive, Corporate Development
Telephone: +1-778-729-0614
Email: wayne.drier@asanko.com

About Asanko Gold Inc.
Asanko's vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company's flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa. The mine is being developed in phases. Phase 1 was built within budget and ahead of schedule, with gold production commencing in January 2016 and commercial production declared on April 1, 2016. Ramp-up to steady-state production of 190,000 ounces per annum is expected in Q2 2016.

[3] Based on Phase 2 PFS published on SEDAR June 29, 2015

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements.

The foregoing parameters for a Phase 2 mine expansion are preliminary estimates and projections only. Feasibility work has not progressed to the point where the Company has ascertained whether a Phase 2 project will prove economically feasible in its currently posited form or for any other form of mine model or plan. No estimated net present value or internal rate of return or sensitivity analysis around the project economics has been calculated at this time.

Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.